EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

April 4, 2017

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: William H. Dorton

Re:	Forum Merger Corp. (the "Company") Registration Statement on Form S-1 (File No. 333-216842) ( the "Registration Statement")

Dear Mr. Dorton:

In connection with the Registration Statement on Form S-1 of Forum Merger Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 P.M., Thursday, April 6, 2017 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine Title: CEO